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UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 1)

Cimarex Energy Co.
(Name of Subject Company (Issuer))

Cimarex Energy Co.
(Name of Filing Person (Offeror))

Floating Rate Convertible Senior Notes due 2023
(Title of Class of Securities)

55972FAE4
(CUSIP Number of Class of Securities)

Paul Korus
Cimarex Energy Co.
1700 Lincoln Street, Suite 1800
Denver, Colorado 80203
(303) 295-3995
(Name, address, and telephone numbers of person authorized
to receive notices and communications on behalf of filing persons)

Copy to:
Thomas A. Richardson, Esq.
J. Gregory Holloway, Esq.
Paul G. Thompson, Esq.
Holme Roberts & Owen LLP
1700 Lincoln Street, Suite 4100
Denver, Colorado 80203
(303) 861-7000

CALCULATION OF FILING FEE

Transaction valuation(1)	Amount of filing fee(2)
$125,592,014	$14,782.18
(1)
Estimated solely for the purpose of determining the filing fee. Based upon the estimated maximum amount of cash that might be paid for the Floating Rate Convertible Senior Notes due 2023, calculated as the sum of (a) $125,000,000, representing 100% of the principal amount of the notes outstanding, plus (b) $592,014, representing accrued and unpaid interest on the notes through August 4, 2005, the day before the date the offer is currently anticipated to expire.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11, equals $117.70 for each $1,000,000 of the value of the transaction.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

      Amount Previously Paid: $14,782.18
      Form or Registration No.: Schedule TO
      Filing Party: Cimarex Energy Co.
      Date Filed: July 6, 2005

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

    ☐  third-party tender offer subject to Rule 14d-1.
    ☒  issuer tender offer subject to Rule 13e-4.
    ☐  going-private transaction subject to Rule 13e-3.
    ☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

AMENDMENT NO. 1 TO SCHEDULE TO

        This Amendment No. 1 (the "Amendment") amends and supplements the Tender Offer Statement filed on Schedule TO (the "Schedule TO"), filed initially with the Securities and Exchange Commission on July 6, 2005, by Cimarex Energy Co., a Delaware corporation ("Cimarex"), relating to the change in control offer (the "Offer") by Cimarex to purchase for cash, on the terms and subject to the conditions set forth in the Change in Control Notice and Offer to Purchase, dated July 6, 2005 (the "Offer to Purchase"), as amended and supplemented by the Supplement to Offer to Purchase, dated July 27, 2005 (the "Supplement"), and in the related revised Letter of Transmittal (the "Revised Letter of Transmittal"), as they may be further amended and supplemented from time to time, any and all of the outstanding Floating Rate Convertible Senior Notes due 2023 (the "Securities") originally issued by Magnum Hunter Resources, Inc., a Nevada corporation ("Magnum Hunter").

        On July 27, 2005, Cimarex mailed the Supplement and the Revised Letter of Transmittal to the holders of the Securities to supplement and amend the Offer.

Item 1. Summary Term Sheet.

  The information set forth in Item 1 is hereby amended and supplemented by the information set forth in the Supplement in section (a) under the caption "Withdrawal Rights" and by the information set forth in the Supplement in sections (a) and (b) under the caption "Amendment to Condition of the Offer," which is incorporated herein by reference.

Item 4. Terms of the Transaction.

(a)(1)(v)	Extension. The information set forth in Item 4(a)(1)(v) is hereby amended and supplemented by the information set forth in the Supplement under the captions "Right to Terminate Offer," and "Amendment to Condition of the Offer," which is incorporated herein by reference.
(a)(1)(vi)
Withdrawal. The information set forth in Item 4(a)(1)(vi) is hereby amended and supplemented by the information set forth in the Supplement under the caption "Withdrawal Rights," which is incorporated herein by reference.
(a)(1)(vii)
Procedures for Tender and Withdrawal. The information set forth in Item 4(a)(1)(vii) is hereby amended and supplemented by the information set forth in the Supplement under the captions "Withdrawal Rights," "Right to Terminate Offer," "Amendment to Condition of the Offer," and "Procedures for Tendering Notes," which is incorporated herein by reference.
(a)(1)(viii)
Accepting Securities for Payment. The information set forth in Item 4(a)(1)(viii) is hereby amended and supplemented by the information set forth in the Supplement under the captions "Right to Terminate Offer," "Amendment to Condition of the Offer," and "Procedures for Tendering Notes," which is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company.

        The information set forth in Item 8 is hereby deleted in its entirety and replaced with the following:

(a)
Securities Ownership. Neither Cimarex nor any of the individuals identified under Item 3(b) above beneficially owns any of the Securities.

  Cimarex has one class of voting securities outstanding. On July 27, 2005, there were approximately 82,415,999 shares of common stock issued and outstanding, with each share entitled to one vote. Cimarex held approximately 1,487,315 shares of its own securities representing shares that were owned by Magnum Hunter prior to the Second Merger and were exchanged for Cimarex shares. Certain of the subsidiaries of Cimarex that formerly were subsidiaries of Magnum Hunter own shares of Cimarex common stock as a result of their ownership of Magnum Hunter common stock that was exchanged for Cimarex common stock in the First Merger. Shares of Cimarex common stock held by Cimarex and Cimarex subsidiaries cannot be voted and are not considered outstanding under Delaware General Corporation Law. The following table shows, as of July 27, 2005, the approximate number of shares of common stock beneficially owned by Cimarex and its subsidiaries and the percentage of the outstanding common stock that number would represent if the shares were considered outstanding under Delaware law:

Name of Beneficial Owner	Beneficial Ownership Total	Percent of Class
Cimarex Energy Co.	1,487,315	1.75%
Magnum Hunter Production, Inc.	100,720	<1.0%
Canvasback Energy, Inc.	790,476	<1.0%
Hunter Resources, Inc.	22	<1.0%

  The address of each subsidiary listed above is c/o Cimarex Energy Co., 1700 Lincoln Street, Suite 1800, Denver, Colorado 80203-4518.

  The following table shows, as of July 27, 2005, the number and percentage of shares of common stock beneficially owned by each of the individuals identified under Item 3(b) above.

Name of Beneficial Owner	Shares Owned(1)		Option Shares(2)	Beneficial Ownership Total		Percent of Class
F.H. Merelli	234,247		543,960	778,207		<1.0%
Jerry Box	8,424		—	8,424		<1.0%
Glenn A. Cox	6,994		6,667	13,661		<1.0%
Cortlandt S. Dietler	107,308		49,167	156,475		<1.0%
Hans Helmerich	99,955	(3)	6,667	106,622	(3)	<1.0%
David A. Hentschel	5,808		6,667	12,475		<1.0%
Paul D. Holleman	5,808		31,667	37,475		<1.0%
L.F. Rooney, III	23,345		6,667	30,012		<1.0%
Michael J. Sullivan	4,479		6,667	11,146		<1.0%
L. Paul Teague	46,149		13,334	59,483		<1.0%
Thomas E. Jorden	10,497		18,200	28,697		<1.0%
Paul Korus	7,867		36,400	44,267		<1.0%
Joseph R. Albi	7,197		36,700	43,897		<1.0%
Stephen P. Bell	—		36,400	36,400		<1.0%
Richard S. Dinkins	4,226		18,200	22,426		<1.0%
Gary R. Abbott	4,980		—	4,980		<1.0%
James H. Shonsey	7,000		4,800	11,800		<1.0%

  (1)
  Includes equivalent shares of common stock held by the trustee for the benefit of employee participants in the Cimarex Energy Co. 401(k) Plan. Participants in this plan instruct the trustee as to how the participant's equivalent shares should be voted.

  (2)
  Shares of common stock that could be purchased by the exercise of stock options within the 60-day period following July 27, 2005 under the Cimarex Energy Co. 2002 Stock Incentive Plan.

  (3)
  Includes 11,450 shares held by Mr. Helmerich's spouse and 7,865 shares held for various trusts for immediate family members of which Mr. Helmerich is trustee. Mr. Helmerich disclaims beneficial ownership of these shares.

  Stock Units. Executive officers own restricted stock units that are not payable in shares of common stock until the eighth anniversary of the date of grant. The following table shows as of July 27, 2005, the number of stock units owned by each of the officers named under Item 3(b) above. The stock units do not have voting rights, but the holders of the units are entitled to receive cash payments equal to any cash dividends and other distributions paid in cash on our common stock.

Name of Unit Holder	Number of Units Owned
F. H. Merelli	211,200
Thomas E. Jorden	45,500
Paul Korus	45,500
Joseph R. Albi	45,500
Stephen P. Bell	45,500
Richard S. Dinkins	45,500
Gary R. Abbott	21,250
James H. Shonsey	15,000

  Messrs. Helmerich, Sullivan and Teague, directors of Cimarex, each hold 1,829 deferred compensation units that represent the right to receive one share of Cimarex common stock at the time provided in the director's deferred compensation election. The deferred compensation units do not have voting rights, but the holders of the units are entitled to receive cash payments equal to any cash dividends paid on Cimarex common stock.

(b)
Securities Transactions. Neither Cimarex nor any of the individuals identified under Item 3(b) above have engaged in any transactions with respect to the Securities in the past 60 days, except for the Supplemental Indentures disclosed under Item 5(e) above.

  Cimarex and the individuals identified under Item 3(b) above have engaged in the following transactions in Cimarex securities in the past 60 days:

  (1)
  On July 5, 2005, Paul Korus exercised stock options for 13,000 shares of Cimarex common stock at an exercise price of $9.6875 per share. Also on July 5, 2005, Mr. Korus sold the 13,000 shares received upon exercise at a sale price of $40.8778 per share.

  (2)
  On June 20, 2005, Joseph R. Albi exercised stock options for 2,000 shares of Cimarex common stock at an exercise price of $9.6875 per share. Also on June 20, 2005, Mr. Albi sold the 2,000 shares received upon exercise at a sale price of $40.25 per share.

  (3)
  On June 7, 2005, Cimarex, Merger Sub and Magnum Hunter completed the First Merger. As a result of the First Merger, Cimarex expects to issue approximately 39.5 million shares of Cimarex common stock to former Magnum Hunter stockholders. In the First Merger, former holders of Magnum Hunter common stock are entitled to receive 0.415 of a share of Cimarex common stock for each share of Magnum Hunter common stock, and former holders of Magnum Hunter Series A preferred stock are entitled to receive, in the aggregate, 20 shares of Cimarex common stock for all of the issued and outstanding shares of Series A preferred stock.

  (4)
  On June 7, 2005, Cimarex granted Jerry Box 1,743 shares of restricted stock, which vest in three annual installments, commencing on June 7, 2006. No consideration was paid by Mr. Box for these shares.

  (5)
  On June 7, 2005, Cimarex granted Gary R. Abbott 4,250 restricted stock units, which may only be settled in shares of common stock on a one-for-one basis and which vest and become payable on June 7, 2008. No consideration was paid by Mr. Abbott for these shares.

  (6)
  On June 6, 2005, Cimarex granted James H. Shonsey 7,000 shares of restricted stock, which vest in their entirety on June 6, 2010. On June 7, 2005, Cimarex granted Mr. Shonsey 3,000 restricted stock units, which may only be settled in shares of common stock on a one-for-one basis and which vest and become payable on June 7, 2008. No consideration was paid by Mr. Shonsey for these shares.

  (7)
  On May 18, 2005, Cimarex granted each of Glenn A. Cox, Cortlandt S. Dietler, Hans Helmerich, David A. Hentschel, Paul D. Holleman, L.F. Rooney, III, Michael J. Sullivan and L. Paul Teague 1,979 shares of restricted stock, which vest in three annual installments, commencing on May 18, 2006. No consideration was paid by any of the grantees for these shares.

Item 11. Additional Information.

  (b)
  Other Material Information. Item 11 is hereby amended and supplemented by the information set forth in the Supplement and the Revised Letter of Transmittal, which is incorporated herein by reference.

Item 12. Exhibits.

        The following are attached as exhibits to this Schedule TO:

Exhibit Number	Exhibit Description
(a)(1)	Offer to Purchase dated July 6, 2005.*
(a)(2)	Letter of Transmittal.*
(a)(3)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(4)	Letter to brokers, dealers, commercial banks, trust companies and other nominees.*
(a)(5)	Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*
(a)(6)	Press release issued by Cimarex on July 6, 2005.*
(a)(7)	Press release issued by Cimarex on July 27, 2005**
(a)(8)	Supplement to Offer to Purchase dated July 27, 2005.**
(a)(9)	Revised Letter of Transmittal. **
(a)(10)	Supplemental letter to brokers, dealers, commercial banks, trust companies and other nominees. **
(a)(11)	Supplemental letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients. **
(b)
Amended and Restated Credit Agreement dated as of June 13, 2005, among Cimarex Energy Co., the Lenders listed on the signature pages thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, U.S. Bank National Association, as Co-Syndication Agent, Bank of America, N.A., as Co-Syndication Agent, Wells Fargo Bank, N.A., as Documentation Agent and J.P. Morgan Securities Inc., as Lead Arranger and Sole Book Runner (incorporated by reference to Exhibit 10.1 to Cimarex's Current Report on Form 8-K, filed with the SEC on June 17, 2005, file no. 001-31446).
(d)(1)
Indenture dated December 15, 2003 between Magnum Hunter Resources, Inc., the subsidiary guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Magnum Hunter's Form 10-K for the year ended December 31, 2003).
(d)(2)	Form of Floating Rate Convertible Senior Notes due 2023 (included in Exhibit (d)(1)).
(d)(3)
First Supplemental Indenture, dated June 6, 2005 among Magnum Hunter Resources, Inc., the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.1 to Magnum Hunter's Current Report on Form 8-K, filed with the SEC on June 8, 2005, file no. 001-12508).

(d)(4)
Second Supplemental Indenture, dated June 7, 2005 among Magnum Hunter Resources, Inc., Cimarex Energy Co., the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.1 to Cimarex's Current Report on Form 8-K, filed with the SEC on June 8, 2005, file no. 001-31446).
(d)(5)
Third Supplemental Indenture, dated June 13, 2005 among Cimarex Energy Co., the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.1 to Cimarex's Current Report on Form 8-K, filed with the SEC on June 17, 2005, file no. 001-31446).
(d)(6)
Registration Rights Agreement dated as of December 17, 2003, among Magnum Hunter Resources, Inc., the Subsidiary Guarantors named therein and Deutsche Bank Securities Inc. and Banc of America Securities LLC, as representatives of the initial purchasers (filed as Exhibit 4.10 to Cimarex's Registration Statement on Form S-3 dated May 25, 2005 (Registration No. 333-125235) and incorporated herein by reference).
(d)(7)
Joinder to Registration Rights Agreement dated as of June 13, 2005, among the Subsidiary Guarantors party thereto (incorporated by reference to Exhibit 4.3 to Cimarex's Current Report on Form 8-K, filed with the SEC on June 17, 2005, file no. 001-31446).
(d)(8)
Agreement and Plan of Merger, dated as of January 25, 2005, among Cimarex Energy Co., Cimarex Nevada Acquisition Sub and Magnum Hunter Resources, Inc. (attached as Annex A to the joint proxy statement/prospectus included in Cimarex's Registration Statement on Form S-4 (Registration No. 333-123019), and incorporated herein by reference).
(d)(9)
Amendment No. 1 to Agreement and Plan of Merger, dated as of February 18, 2005, among Cimarex Energy Co., Cimarex Nevada Acquisition Sub and Magnum Hunter Resources, Inc. (attached as Annex A to the joint proxy statement/prospectus included in Cimarex's Registration Statement on Form S-4 (Registration No. 333-123019), and incorporated herein by reference).
(d)(10)
Amendment No. 2 to Agreement and Plan of Merger, dated as of April 20, 2005, among Cimarex Energy Co., Cimarex Nevada Acquisition Sub and Magnum Hunter Resources, Inc. (attached as Annex A to the joint proxy statement/prospectus included in Cimarex's Registration Statement on Form S-4 (Registration No. 333-123019), and incorporated herein by reference).
(d)(11)
Voting Agreement, dated as of January 25, 2005, among Cimarex Energy Co., Gary C. Evans and Jacquelyn Evelyn Enterprises, Inc. (incorporated by reference to Exhibit 99.1 to Cimarex's Current Report on Form 8-K filed with the SEC on January 28, 2005, file no. 001-31446).
(d)(12)
Agreement and Plan of Merger, dated as of June 7, 2005, between Cimarex Energy Co. and Magnum Hunter Resources, Inc. (incorporated by reference to Exhibit 99.1 to Cimarex's Current Report on Form 8-K filed with the SEC on June 17, 2005, file no. 001-31446).
(d)(13)
Indenture, dated March 15, 2002, between Magnum Hunter Resources, Inc., the subsidiary guarantors named therein and Bankers Trust Company, as Trustee (incorporated by reference to Magnum Hunter Resources, Inc.'s Form 10-K for the year ended December 31, 2001).

(d)(14)	Form of 9.6% Senior Notes due 2012 (included in Exhibit (d)(13).
(d)(15)
First Supplemental Indenture dated as of June 13, 2005, among Cimarex Energy Co., the Subsidiary Guarantors party thereto and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (incorporated by reference to Exhibit 4.2 to Cimarex's Current Report on Form 8-K filed with the SEC on June 17, 2005, file no. 001-31446).
(g)	None.
(h)	None.

*
Previously filed

**
Filed herewith

Item 13. Information Required by Schedule 13E-3.

        Not applicable.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, compete and correct.

CIMAREX ENERGY CO.
By:	/s/ PAUL KORUS
Name:	Paul Korus
Title:	Vice President, Chief Financial Officer and Treasurer

Date: July 27, 2005

EXHIBIT INDEX

Exhibit Number	Exhibit Description
(a)(1)	Offer to Purchase dated July 6, 2005.*
(a)(2)	Letter of Transmittal.*
(a)(3)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(4)	Letter to brokers, dealers, commercial banks, trust companies and other nominees.*
(a)(5)	Letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients.*
(a)(6)	Press release issued by Cimarex on July 6, 2005.*
(a)(7)	Press release issued by Cimarex on July 27, 2005**
(a)(8)	Supplement to Offer to Purchase dated July 27, 2005.**
(a)(9)	Revised Letter of Transmittal. **
(a)(10)	Supplemental letter to brokers, dealers, commercial banks, trust companies and other nominees. **
(a)(11)	Supplemental letter to be used by brokers, dealers, commercial banks, trust companies and other nominees to their clients. **
(b)
Amended and Restated Credit Agreement dated as of June 13, 2005, among Cimarex Energy Co., the Lenders listed on the signature pages thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, U.S. Bank National Association, as Co-Syndication Agent, Bank of America, N.A., as Co-Syndication Agent, Wells Fargo Bank, N.A., as Documentation Agent and J.P. Morgan Securities Inc., as Lead Arranger and Sole Book Runner (incorporated by reference to Exhibit 10.1 to Cimarex's Current Report on Form 8-K, filed with the SEC on June 17, 2005, file no. 001-31446).
(d)(1)
Indenture dated December 15, 2003 between Magnum Hunter Resources, Inc., the subsidiary guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Magnum Hunter's Form 10-K for the year ended December 31, 2003).
(d)(2)	Form of Floating Rate Convertible Senior Notes due 2023 (included in Exhibit (d)(1)).
(d)(3)
First Supplemental Indenture, dated June 6, 2005 among Magnum Hunter Resources, Inc., the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.1 to Magnum Hunter's Current Report on Form 8-K, filed with the SEC on June 8, 2005, file no. 001-12508).
(d)(4)
Second Supplemental Indenture, dated June 7, 2005 among Magnum Hunter Resources, Inc., Cimarex Energy Co., the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.1 to Cimarex's Current Report on Form 8-K, filed with the SEC on June 8, 2005, file no. 001-31446).
(d)(5)
Third Supplemental Indenture, dated June 13, 2005 among Cimarex Energy Co., the Subsidiary Guarantors named therein and Deutsche Bank Trust Company Americas, as Trustee (incorporated by reference to Exhibit 4.1 to Cimarex's Current Report on Form 8-K, filed with the SEC on June 17, 2005, file no. 001-31446).

(d)(6)
Registration Rights Agreement dated as of December 17, 2003, among Magnum Hunter Resources, Inc., the Subsidiary Guarantors named therein and Deutsche Bank Securities Inc. and Banc of America Securities LLC, as representatives of the initial purchasers (filed as Exhibit 4.10 to Cimarex's Registration Statement on Form S-3 dated May 25, 2005 (Registration No. 333-125235) and incorporated herein by reference).
(d)(7)
Joinder to Registration Rights Agreement dated as of June 13, 2005, among the Subsidiary Guarantors party thereto (incorporated by reference to Exhibit 4.3 to Cimarex's Current Report on Form 8-K, filed with the SEC on June 17, 2005, file no. 001-31446).
(d)(8)
Agreement and Plan of Merger, dated as of January 25, 2005, among Cimarex Energy Co., Cimarex Nevada Acquisition Sub and Magnum Hunter Resources, Inc. (attached as Annex A to the joint proxy statement/prospectus included in Cimarex's Registration Statement on Form S-4 (Registration No. 333-123019), and incorporated herein by reference).
(d)(9)
Amendment No. 1 to Agreement and Plan of Merger, dated as of February 18, 2005, among Cimarex Energy Co., Cimarex Nevada Acquisition Sub and Magnum Hunter Resources, Inc. (attached as Annex A to the joint proxy statement/prospectus included in Cimarex's Registration Statement on Form S-4 (Registration No. 333-123019), and incorporated herein by reference).
(d)(10)
Amendment No. 2 to Agreement and Plan of Merger, dated as of April 20, 2005, among Cimarex Energy Co., Cimarex Nevada Acquisition Sub and Magnum Hunter Resources, Inc. (attached as Annex A to the joint proxy statement/prospectus included in Cimarex's Registration Statement on Form S-4 (Registration No. 333-123019), and incorporated herein by reference).
(d)(11)
Voting Agreement, dated as of January 25, 2005, among Cimarex Energy Co., Gary C. Evans and Jacquelyn Evelyn Enterprises, Inc. (incorporated by reference to Exhibit 99.1 to Cimarex's Current Report on Form 8-K filed with the SEC on January 28, 2005, file no. 001-31446).
(d)(12)
Agreement and Plan of Merger, dated as of June 7, 2005, between Cimarex Energy Co. and Magnum Hunter Resources, Inc. (incorporated by reference to Exhibit 99.1 to Cimarex's Current Report on Form 8-K filed with the SEC on June 17, 2005, file no. 001-31446).
(d)(13)
Indenture, dated March 15, 2002, between Magnum Hunter Resources, Inc., the subsidiary guarantors named therein and Bankers Trust Company, as Trustee (incorporated by reference to Magnum Hunter Resources, Inc.'s Form 10-K for the year ended December 31, 2001).
(d)(14)	Form of 9.6% Senior Notes due 2012 (included in Exhibit (d)(13)).
(d)(15)
First Supplemental Indenture dated as of June 13, 2005, among Cimarex Energy Co., the Subsidiary Guarantors party thereto and Deutsche Bank Trust Company Americas (formerly known as Bankers Trust Company) (incorporated by reference to Exhibit 4.2 to Cimarex's Current Report on Form 8-K filed with the SEC on June 17, 2005, file no. 001-31446).
(g)	None.
(h)	None.

*
Previously filed

**
Filed herewith

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AMENDMENT NO. 1 TO SCHEDULE TO
SIGNATURE
EXHIBIT INDEX